

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 8, 2008

Mr. Almir Guilherme Barbassa
Chief Financial Officer
Petróleo Brasileiro S.A. - Petrobras
Avenida República do Chile, 65
20031-912 - Rio de Janeiro - RJ
Brazil

      Re: **Petróleo Brasileiro S.A. - Petrobras**
              Form 20-F for Fiscal Year Ended December 31, 2007
              Filed May 19, 2008
              Response letter dated October 21, 2008
              File No. 1-15106

Dear Mr. Barbassa:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

General

1.   We have reviewed your responses to comments 1, 2 and 3 in your letter of October 21, 2008. In future reports please expand the information to provide some of the information that is provide in your response to comment 1 and 2. Specifically, please include the dollar amount that you have spent in Iran. If you anticipate or are in the process of deciding to spend significant funds in the future, that should also be disclosed in a format similar to how the information was provided in your October 21 letter. For example, if at the time of your next report you have decided or are deciding whether to drill an additional well in Iran at an estimated cost of $114 million, please disclose that.

Financial Statements, page F-1

Consolidated Statements of Income, page F-10

2.   We have considered your response to prior comment number 6 from our letter dated September 30, 2008 and do not concur with your conclusions regarding the reporting of employee benefit expense for non-active employees. In this regard, we note that costs related to current and prior employees, including interest costs, are components of periodic pension and other post-employment benefit costs under US GAAP. Further, it is our view that such periodic costs represent operating, and not non-operating, costs. In future filings, revise your presentation to report employee benefit expenses for non-active participants as part of operating expenses.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Sandra Eisen at (202) 551-3864 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Michael Karney at (202) 551-3847 with any questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director